Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations attributable to common shareholders	$395,497	$336,249	$335,663	$251,225	$262,344
Income taxes	244,396	192,542	170,465	152,574	107,261
Fixed charges	214,227	238,286	234,184	227,274	206,896
Total earnings	$854,120	$767,077	$740,312	$631,073	$576,501

Fixed Charges:
Interest charges	$205,533	$229,326	$225,269	$218,969	$197,964
Amortization of debt discount	4,215	4,616	4,559	4,675	4,702
Estimated interest portion of annual rents	4,479	4,344	4,356	3,630	4,230
Total fixed charges	$214,227	$238,286	$234,184	$227,274	$206,896

Ratio of Earnings to Fixed Charges (rounded down)	3.98	3.21	3.16	2.77	2.78